SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER
SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 )
First Community Corporation
(Name of Issuer)
First Community Corporation
FCC Merger Corporation
Leland A. Davis
Mark A. Gamble
Jerry C. Greene
Kenneth E. Jenkins
David R. Johnson
William J. Krickbaum
Sidney K. Lawson
A. Max Richardson
Tommy W. Young
(Name of Person(s) Filing Statement)
Common Stock, No Par Value
(Title of Class of Securities)
31984K10

(CUSIP Number of Class of Securities)
C. Michael Norton
Bone McAllester Norton PLLC
1600 Nashville City Center
511 Union Street
Nashville, Tennessee 37219
(615) 238-6300
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)
     This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.
     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. ☒
     Check the following box if the filing fee is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*/**	Amount of Filing Fee-
$3,712,500	$437.00

*	Based upon the value of the common stock to be converted to preferred stock or cash in the transaction.

**	Determined pursuant to Rule 0-11 (b)(2) by multiplying $3,712,500 by .0001177.

☒	Check Box if any part of the fee is offset as provided by Rule 0- 11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $437.00	Filing Party: First Community Corporation
Form or Registration No.: Schedule 13E-3	Date Filed: September 27, 2005

TABLE OF CONTENTS

INTRODUCTION
TRANSACTION STATEMENT
ITEM 1.	Summary Term Sheet.
ITEM 2.	Subject Company Information
ITEM 3.	Identity and Background of Filing Person
ITEM 4.	Terms of Transaction
ITEM 5.	Past Contacts, Transaction, Negotiations and Agreements
ITEM 6.	Purposes of the Transaction and Plans or Proposals
ITEM 7.	Purpose(s), Alternatives, Reasons and Effects
ITEM 8.	Fairness of the Transaction
ITEM 9.	Reports, Opinions, Appraisals and Negotiations
ITEM 10.	Source and Amount of Funds or Other Consideration
ITEM 11.	Interest in Securities of the Subject Company
ITEM 12.	The Solicitation or Recommendation
ITEM 13.	Financial Statements
ITEM 14.	Persons/Assets, Retained, Employed, Compensated or Used
ITEM 15.	Additional Information
ITEM 16.	Exhibits
SIGNATURES
EXHIBIT INDEX

INTRODUCTION
     This Rule 13E-3 Transaction Statement on Schedule 13E-3 is being filed by First Community Corporation, a Tennessee corporation (the “Company” or “First Community”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13E-3 thereunder. We are proposing that our shareholders approve a merger of the Company that will result in the conversion of certain shares of our common stock into preferred stock and the conversion of certain other shares of our common stock into the right to receive a cash payment. If the merger is completed, our shareholders of record who hold between 151 and 999 shares of common stock will receive shares of preferred stock on the basis of one share of preferred stock for each share of common stock held by such shareholders. In addition, our shareholders of record who hold 150 or fewer shares of common stock will receive a cash payment of $20.00 per share and their shares will be canceled. As a result, shareholders or record who hold 1000 or more shares of common stock prior to the transaction will continue to hold the same number of shares of common stock following the merger. The effect of the transaction will be to reduce the number of shareholders of record of common stock to less than 300, which will allow us to terminate our reporting obligations to the United States Securities and Exchange Commission.
     Incorporated by reference to this Schedule 13E is a proxy statement in connection with the special meeting of First Community Corporation shareholders at which such shareholders will consider the merger. The information contained in the proxy statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the proxy statement. As of the date hereof, the proxy statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the proxy statement.
     All parenthetical references under the various Items contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.
TRANSACTION STATEMENT
ITEM 1. Summary Term Sheet.
Reg. M-A 1001
     The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE MERGER” is hereby incorporated herein by reference.
ITEM 2. Subject Company Information.
Reg. M-A 1002
     (a) The information set forth in the proxy statement under the caption “SUMMARY TERM SHEET—First Community Corporation” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS—Record Date” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION—Comparative Market Price Data” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “MARKET PRICE OF FIRST COMMUNITY COMMON STOCK AND DIVIDEND INFORMATION — Dividends” is hereby incorporated herein by reference.
     (e) Not applicable.
     (f) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 3. Identity and Background of Filing Person
Reg. M-A 1003(a) through (c)

     (a)-(c) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET-First Community Corporation,” “DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY,” “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT,” and “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS” is hereby incorporated herein by reference.
     The following chart sets out certain additional information regarding each filing person:

RELATIONSHIP TO
NAME	SUJECT COMPANY	BUSINESS ADDRESS	TELEPHONE NUMBER
First Community Corporation	Self	809 West Main St.	423-272-5800
Rogersville, TN 37857
FCC Merger Corporation	Subsidiary	809 West Main St.	423-272-5800
Rogersville, TN 37857
Leland A. Davis	Director	5416 Orebank Road	423-288-4262
Kingsport, Tennessee
Mark A. Gamble	President, Director	809 West Main St.	423-272-5800
Rogersville, TN 37857
Jerry C. Greene	EVP, Director	809 West Main St.	423-272-5800
Rogersville, TN 37857
Kenneth E. Jenkins	Director	8501 Stagecoach Road	423-235-6648
Bulls Gap, Tennessee 37711
David R. Johnson	Director	2608 Suffolk Street	423-288-4950
Kingsport, Tennessee 37660
William J. Krickbaum	Chairman, Director	704 West Hills Drive	423-272-6970
Rogersville, TN 37857
Sidney K. Lawson	Director	P.O. Box 700	423-272-2721
Rogersville, TN 37857
A. Max Richardson	Director	375 Westfield Place	423-349-4711
Kingsport, Tennessee 37664
Tommy W. Young	Director	P.O. Box 652	423-272-6143
Rogersville, Tennessee 37857
     To our knowledge, none of the foregoing directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
ITEM 4. Terms of Transaction.
Reg. M-A 1004(a) and (c) through (f)
     (a) The information set forth in the proxy statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Purpose and Structure of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” “SPECIAL FACTORS-Effects of the Merger on Shareholders of First Community; Plans or Proposals after the Merger,” “SPECIAL FACTORS-Accounting Treatment,” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Merger” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Effects of the Merger on Shareholders of First Community; Plans or Proposals after the Merger” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Dissenters’ Rights” is hereby incorporated herein by reference.
     (e) None.

     (f) The information set forth in the proxy statement under the caption “DESCRIPTION OF CAPITAL STOCK-Preferred Stock to be Issued in Merger” is hereby incorporated herein by reference.
ITEM 5. Past Contacts, Transaction, Negotiations and Agreements.
Reg. M-A 1005(a) through (c) and (e)
     (a) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS — Related Transactions,” is hereby incorporated herein by reference.
     (b)-(c) Not applicable.
     (e) The information set forth in the proxy statement under the caption “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS-Agreements Involving First Community’s Securities” is hereby incorporated herein by reference.
ITEM 6. Purposes of the Transaction and Plans or Proposals.
Reg. M-A 1006(b) and (c)(1)-(8)
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Merger; Plans or Proposals after the Merger” and “SPECIAL FACTORS-Accounting Treatment” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Effects of the Merger; Plans or Proposals after the Merger” is hereby incorporated herein by reference.
ITEM 7. Purpose(s), Alternatives, Reasons and Effects.
Reg. M-A 1013
     (a)-(c) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” and “SPECIAL FACTORS-Purpose and Structure of the Merger” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Effects of the Merger; Plans or Proposals after the Merger” and “SPECIAL FACTORS-Material Federal Income Tax Consequences of the Merger” is hereby incorporated herein by reference.
ITEM 8. Fairness of the Transaction
Reg. M-A 1014
     (a)-(b) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference. Each filing person hereby stated that such person or entity believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and states that such person or entity relied on the analysis of the material factors under “ITEM 7. Purpose(s), Alternatives, Reasons and Effects” herein in reaching that conclusion.
     (c) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE MERGER-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Merger,” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (d) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.

     (e) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF THE MERGER-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Merger,” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (f) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
ITEM 9. Reports, Opinions, Appraisals and Negotiations.
Reg. M-A 1015
     (a) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” and “OTHER MATTERS-Reports, Opinions, Appraisals, and Negotiations” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS — Reasons for the Merger; Fairness of the Merger; Board Recommendation,” is hereby incorporated herein by reference.
     (c) Not applicable.
ITEM 10. Source and Amount of Funds or Other Consideration.
Reg. M-A 1007
     (a)-(b) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Effects of the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.
     (c) The information set forth in the proxy statement under the caption “SPECIAL FACTORS-Fees and Expenses” is hereby incorporated herein by reference.
     (d) Not applicable.
ITEM 11. Interest in Securities of the Subject Company.
Reg. M-A 1008
     (a) The information set forth in the proxy statement under the caption “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT” is hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “COMMON STOCK PURCHASE INFORMATION” is hereby incorporated herein by reference.
ITEM 12. The Solicitation or Recommendation.
Reg. M-A 1012(d) and (e)
     (d) The information set forth in the proxy statement under the captions “INTRODUCTION AND OVERVIEW OF MERGER-Quorum; Vote Required for Approval,” “SPECIAL FACTORS-Background of the Merger,” “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation,” and “SPECIAL FACTORS-Interests of Certain Persons in the Merger” is hereby incorporated herein by reference.
     (e) The information set forth in the proxy statement under the captions “SPECIAL FACTORS-Background of the Merger” and “SPECIAL FACTORS-Reasons for the Merger; Fairness of the Merger; Board Recommendation” is hereby incorporated herein by reference.

ITEM 13. Financial Statements.
Reg. M-A 1010(a) and (b)
     (a) The information set forth in the proxy statement under the captions “FINANCIAL INFORMATION-Selected Historical and Pro Forma Financial Data” and “OTHER MATTERS-Information Incorporated by Reference” is hereby incorporated herein by reference. In that connection, the financial information set forth in First Community’s Annual Report on Form 10-KSB, filed on March 31, 2005, and on Form 10-KSB/A, filed on July 25, 2005, and the financial information set forth in First Community’s Quarterly Report on Form 10-QSB, filed on November 14, 2005, are hereby incorporated herein by reference.
     (b) The information set forth in the proxy statement under the caption “FINANCIAL INFORMATION-Selected Historical and Pro Forma Financial Data” is hereby incorporated herein by reference.
ITEM 14. Persons/Assets, Retained, Employed, Compensated or Used.
Reg. M-A 1009
     (a)-(b) The information set forth in the proxy statement under the captions “ABOUT THE SPECIAL MEETING-Solicitation of Proxies; Expenses of Solicitation” and “OTHER MATTERS-Persons Making the Solicitation” is hereby incorporated herein by reference.
ITEM 15. Additional Information.
Reg. M-A 1011 (b)
     (a) The information set forth in the proxy statement, including all appendices attached thereto, is hereby incorporated herein by reference.
ITEM 16. Exhibits.
Reg. M-A 1016(a) through (d), (f) and (g)
(a)	Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter (incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ___)

Annual Report on Form 10-KSB, filed on March 31, 2005, is hereby incorporated by reference.

Amendment to Annual Report on Form 10-KSB/A, filed on July 25, 2005, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on November 14, 2005, is hereby incorporated by reference.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(f)	Preliminary Proxy Statement.

(g)	Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2006	FIRST COMMUNITY CORPORATION
/s/ Mark A. Gamble
By: Mark A. Gamble
	Title:	President

FCC MERGER CORPORATION
/s/ Mark A. Gamble
By: Mark A. Gamble
Title:	President

/s/ Leland A. Davis
Leland A. Davis

/s/ Mark A. Gamble
Mark A. Gamble

/s/ Jerry C. Greene
Jerry C. Greene

/s/ Kenneth C. Jenkins
Kenneth C. Jenkins

/s/ David R. Johnson
David R. Johnson

/s/ William J. Krickbaum
William J. Krickbaum

/s/ Sidney K. Lawson
Sidney K. Lawson

/s/ A. Max Richardson
A. Max Richardson

/s/ Tommy W. Young
Tommy W. Young

EXHIBIT INDEX

Exhibit
Number	Description
(a)
Preliminary Proxy Statement, Notice of the Special Meeting of Shareholders and related cover letter (incorporated by reference to the preliminary proxy statement filed concurrently herewith under cover of Schedule 14A; File No. ___)

Annual Report on Form 10-KSB, filed on March 31, 2005, is hereby incorporated by reference.

Amendment to Annual Report on Form 10-KSB/A, filed on July 25, 2005, is hereby incorporated by reference.

Quarterly Report on Form 10-QSB, filed on November 14, 2005, are hereby incorporated herein by reference.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Preliminary Proxy Statement (see Exhibit (a))
(g)	Not applicable.